UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025	Commission File Number 001-33159
AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)
AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events
On April 30, 2025, AerCap Holdings N.V. (together with its subsidiaries, “AerCap,” “we,” “us” or the “Company”) furnished its interim financial report for the quarter ended March 31, 2025.
The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-282733 and Form S-8 Registration Statements File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.
Dividend
In connection with AerCap’s dividend policy, in April 2025, AerCap’s Board of Directors declared a quarterly cash dividend of $0.27 per share, with a payment date of June 5, 2025, to shareholders of record as of the close of business on May 14, 2025.
The dividend will be subject to Irish dividend withholding tax at a current statutory rate of 25% unless an exemption applies. Pursuant to a confirmation obtained from the Irish Revenue Commissioners, U.S. resident shareholders who hold their shares through the Depository Trust Company (“DTC”) should be exempt from Irish dividend withholding tax provided the address of the beneficial owner of the shares in the records of their broker, or otherwise provided to AerCap’s qualifying intermediary, is in the United States. The confirmation from the Irish Revenue Commissioners is operative for a period of five years until July 25, 2029. Individuals and certain corporate shareholders that are tax resident in a country (other than Ireland) which is a member of the European Union or a country with which Ireland has a double tax treaty in effect (which includes the United States) may be exempt from Irish dividend withholding tax if they provide a relevant declaration as prescribed by the Irish Revenue Commissioners establishing their exemption from Irish dividend withholding tax provided such corporate shareholder is not itself controlled by Irish tax residents.
In addition, the dividend will be subject to Dutch dividend withholding tax (currently at a rate of 15%) for persons who are resident, or deemed to be resident, in the Netherlands (“Dutch resident holders”). To confirm that a shareholder is not a Dutch resident holder, such shareholder must provide an Irish dividend withholding tax relevant declaration as prescribed by the Irish Revenue Commissioners representing that the shareholder is not a Dutch resident holder except that, pursuant to the confirmation from the Irish Revenue Commissioners referred to above, U.S. resident shareholders who hold their shares through the DTC and have a U.S. address of the beneficial owner of the shares in the records of their broker, or that has otherwise been provided to AerCap’s qualifying intermediary, need not provide this declaration form. AerCap intends to presume that shareholders who do not comply with the above requirements are Dutch resident holders.
For a further discussion of Irish and Dutch dividend withholding taxes, see “Irish tax considerations—Dividend withholding tax” and “Dutch withholding tax considerations” in Item 10 of AerCap’s 2024 Annual Report on Form 20-F. The summary provided therein is not exhaustive and shareholders should consult their own tax advisor to determine the Irish and Dutch tax consequences of the dividend in their particular circumstances.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2025 and December 31, 2024	5
Unaudited Condensed Consolidated Income Statements for the Three Months Ended March 31, 2025 and 2024	6
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months Ended March 31, 2025 and 2024	7
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2025 and 2024	8
Unaudited Condensed Consolidated Statements of Equity for the Three Months Ended March 31, 2025 and 2024	11
Notes to the Unaudited Condensed Consolidated Financial Statements	12

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of March 31, 2025 and December 31, 2024

	Note	March 31, 2025	December 31, 2024
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$1,056,547	$1,209,226
Restricted cash	4	212,746	192,356
Trade receivables		58,141	68,073
Flight equipment held for operating leases, net	5	58,882,411	58,575,672
Investment in finance leases, net	6	1,243,284	1,208,585
Flight equipment held for sale	7	524,594	466,173
Prepayments on flight equipment	25	4,476,040	3,460,296
Maintenance rights and lease premium, net	8	2,000,504	2,129,993
Other intangibles, net	9	134,197	139,666
Deferred tax assets	16	262,754	261,004
Associated companies	10	1,159,418	1,128,894
Other assets	11	2,544,838	2,602,038
Total Assets		$72,555,474	$71,441,976

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,812,666	$1,774,827
Accrued maintenance liability	14	3,361,205	3,327,347
Lessee deposit liability		1,144,342	1,092,585
Debt	15	46,187,370	45,294,511
Deferred tax liabilities	16	2,857,592	2,767,874
Commitments and contingencies	25
Total Liabilities		55,363,175	54,257,144

Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of March 31, 2025 and December 31, 2024; 196,043,739 and 204,543,739 ordinary shares issued and 181,274,006 and 186,783,225 ordinary shares outstanding (including 4,707,440 and 5,072,382 shares of unvested restricted stock) as of March 31, 2025 and December 31, 2024, respectively	17, 22	2,466	2,558
Additional paid-in capital		5,264,597	5,809,276
Treasury shares, at cost (14,769,733 and 17,760,514 ordinary shares as of March 31, 2025 and December 31, 2024, respectively)	22	(1,410,655)	(1,425,652)
Accumulated other comprehensive (loss) income		(15,580)	42,683
Accumulated retained earnings		13,351,261	12,755,758
Total AerCap Holdings N.V. shareholders’ equity		17,192,089	17,184,623
Non-controlling interest		210	209
Total Equity		17,192,299	17,184,832
Total Liabilities and Equity		$72,555,474	$71,441,976

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated Variable Interest Entities (“VIE”) for which creditors do not have recourse to our general credit:
Restricted cash		$53,879	$51,170
Flight equipment held for operating leases and held for sale		2,834,887	2,856,682
Other assets		53,301	86,020

Accrued maintenance liability		$152,950	$145,510
Debt		1,331,836	1,216,981
Other liabilities		83,216	86,203
The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Income Statements
For the Three Months Ended March 31, 2025 and 2024

		Three Months Ended March 31,
	Note	2025	2024
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents		$1,649,061	$1,585,631
Maintenance rents and other receipts		146,491	179,460
Total lease revenue		1,795,552	1,765,091
Net gain on sale of assets		176,918	159,580
Other income	18	104,562	93,417
Total Revenues and other income		2,077,032	2,018,088
Expenses
Depreciation and amortization	5, 9	659,735	633,478
Net recoveries related to Ukraine Conflict		—	(22,749)
Asset impairment	19	3,240	2,670
Interest expense		502,860	491,515
Loss on debt extinguishment		—	12
Leasing expenses		80,745	148,614
Selling, general and administrative expenses	20	113,101	119,292
Total Expenses		1,359,681	1,372,832
(Loss) gain on investments at fair value		(1,395)	13,523
Income before income taxes and income of investments accounted for under the equity method		715,956	658,779
Income tax expense	16	(110,973)	(94,109)
Equity in net earnings of investments accounted for under the equity method		37,878	39,540
Net income		$642,861	$604,210
Net (income) loss attributable to non-controlling interest		(1)	4
Net income attributable to AerCap Holdings N.V.		$642,860	$604,214

Basic earnings per share	22	$3.58	$3.09
Diluted earnings per share	22	$3.48	$3.02

Weighted average shares outstanding—basic	22	179,521,844	195,773,846
Weighted average shares outstanding—diluted	22	184,605,431	200,085,734

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Three Months Ended March 31, 2025 and 2024

	Three Months Ended March 31,
	2025	2024
	(U.S. Dollars in thousands)
Net income	$642,861	$604,210

Other comprehensive (loss) income:
Net (loss) gain on derivatives (Note 12), net of tax of $9,112 and $(10,673), respectively	(58,263)	67,198
Total other comprehensive (loss) income	(58,263)	67,198

Comprehensive income	584,598	671,408
Comprehensive (income) loss attributable to non-controlling interest	(1)	4
Total comprehensive income attributable to AerCap Holdings N.V.	$584,597	$671,412

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2025 and 2024

	Three Months Ended March 31,
	2025	2024
	(U.S. Dollars in thousands)
Net income	$642,861	$604,210
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	659,735	633,478
Net recoveries related to Ukraine Conflict	—	(22,749)
Asset impairment	3,240	2,670
Amortization of debt issuance costs, debt discount, debt premium and lease premium	47,185	58,629
Maintenance rights write-off (a)	16,034	49,298
Maintenance liability release to income	(45,528)	(50,407)
Net gain on sale of assets	(176,918)	(159,580)
Deferred tax expense	97,235	76,158
Share-based compensation	27,256	25,378
Collections of finance leases	83,260	116,194
Loss (gain) on investments at fair value	1,395	(13,523)
Loss on debt extinguishment	—	12
Other	(25,834)	(9,331)
Changes in operating assets and liabilities:
Trade receivables	9,833	21,388
Other assets	36,823	15,777
Accounts payable, accrued expenses and other liabilities	(41,540)	28,064
Net cash provided by operating activities	1,335,037	1,375,666
Purchase of flight equipment	(1,310,617)	(670,432)
Proceeds from sale or disposal of assets	520,281	768,365
Prepayments on flight equipment	(1,190,217)	(961,049)
Net (issuances of) proceeds from loans receivable	(368)	19,786
Other	(24,257)	1,580
Net cash used in investing activities	(2,005,178)	(841,750)
Issuance of debt	1,930,469	1,500,000
Repayment of debt	(1,030,659)	(2,237,767)
Debt issuance and extinguishment costs paid, net of debt premium received	(19,751)	(35,762)
Maintenance payments received	223,184	215,207
Maintenance payments returned	(39,891)	(26,748)
Security deposits received	99,983	113,432
Security deposits returned	(60,901)	(53,090)
Repurchase of shares and tax withholdings on share-based compensation	(562,311)	(347,937)
Dividends paid on ordinary shares	(5,595)	—
Net cash provided by (used in) financing activities	534,528	(872,665)
Net decrease in cash, cash equivalents and restricted cash	(135,613)	(338,749)
Effect of exchange rate changes	3,324	(1,222)
Cash, cash equivalents and restricted cash at beginning of period	1,401,582	1,825,466
Cash, cash equivalents and restricted cash at end of period	$1,269,293	$1,485,495

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2025 and 2024

	Three Months Ended March 31,
	2025	2024
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$485,294	$391,162
Income taxes paid, net	7,267	6,630

(a)Maintenance rights write-off consisted of the following:

End-of-Lease (“EOL”) and Maintenance Reserve (“MR”) contract maintenance rights expense	$6,811	$14,345
MR contract maintenance rights write-off offset by maintenance liability release	1,374	18,729
EOL contract maintenance rights write-off offset by EOL compensation received	7,849	16,224
Maintenance rights write-off	$16,034	$49,298

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2025 and 2024
Non-Cash Investing and Financing Activities
Three Months Ended March 31, 2025:
Flight equipment held for operating leases in the amount of $74 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $353 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $91 million was settled with buyers upon sale or disposal of assets.
Three Months Ended March 31, 2024:
Flight equipment held for operating leases in the amount of $158 million, net, was reclassified to investment in finance and sales-type leases, net/inventory.
Flight equipment held for operating leases in the amount of $415 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $3 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity
For the Three Months Ended March 31, 2025 and 2024

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2024	204,543,739	$2,558	$5,809,276	$(1,425,652)	$42,683	$12,755,758	$17,184,623	$209	$17,184,832
Repurchase of shares	—	—	—	(558,160)	—	—	(558,160)	—	(558,160)
Dividends declared on ordinary shares	—	—	—	—	—	(49,919)	(49,919)	—	(49,919)
Share cancellation	(8,500,000)	(92)	(557,394)	557,486	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(14,541)	15,671	—	2,562	3,692	—	3,692
Share-based compensation	—	—	27,256	—	—	—	27,256	—	27,256
Total comprehensive (loss) income	—	—	—	—	(58,263)	642,860	584,597	1	584,598
Balance as of March 31, 2025	196,043,739	$2,466	$5,264,597	$(1,410,655)	$(15,580)	$13,351,261	$17,192,089	$210	$17,192,299

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2023	215,543,739	$2,676	$6,594,556	$(819,305)	$8,304	$10,802,599	$16,588,830	$216	$16,589,046
Repurchase of shares	—	—	—	(335,816)	—	—	(335,816)	—	(335,816)
Ordinary shares issued, net of tax withholdings	—	—	(5,139)	10,542	—	387	5,790	—	5,790
Share-based compensation	—	—	25,378	—	—	—	25,378	—	25,378
Total comprehensive income (loss)	—	—	—	—	67,198	604,214	671,412	(4)	671,408
Balance as of March 31, 2024	215,543,739	$2,676	$6,614,795	$(1,144,579)	$75,502	$11,407,200	$16,955,594	$212	$16,955,806

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap is the global leader in aviation leasing, with 1,986 aircraft owned, managed or on order, over 1,000 engines (including engines owned and managed by our Shannon Engine Support (“SES”) joint venture), over 300 owned helicopters, and total assets of $73 billion as of March 31, 2025. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai and other locations. We also have representative offices at the world’s largest aircraft manufacturers, The Boeing Company (“Boeing”) in Seattle and Airbus S.A.S. (“Airbus”) in Toulouse.
The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
2. Basis of presentation
General
Our Condensed Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have effective control and all variable interest entities (“VIEs”) for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we do not have a controlling financial interest, but over which we have significant influence, are reported using the equity method of accounting.
Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Our interim financial statements have been prepared pursuant to the rules of the U.S. Securities and Exchange Commission (“SEC”) and U.S. GAAP for interim financial reporting, and reflect all adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025. The results of operations for the three months ended March 31, 2025 are not necessarily indicative of those for a full fiscal year.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangible assets, investment in finance leases, net, investments, trade receivables, loans receivable, notes receivable, deferred tax assets, unrecognized tax benefits and maintenance liabilities. Actual results may differ from our estimates under different conditions, sometimes materially.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
2. Basis of presentation (Continued)
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial flight equipment (the “Commercial Flight Equipment Segment”). We manage our business activities on a consolidated basis and the Company’s chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses net income to evaluate the performance of the segment and the returns generated from segment assets.
The accounting policies of the Commercial Flight Equipment Segment are described in our Annual Report on Form 20‑F for the year ended December 31, 2024, filed with the SEC on February 26, 2025. Revenue, expenses and net income generated from the Commercial Flight Equipment Segment are reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets.
3. Summary of significant accounting policies
Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025.
Future application of accounting standards:
Improvements to Income Tax Disclosures
In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is intended to enhance the transparency and usefulness of the annual income tax disclosures. The two primary enhancements include disaggregating existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The standard is effective for fiscal years beginning after December 15, 2024, and will be adopted for the year ended December 31, 2025. The amendments in ASU 2023-09 should be applied on a prospective basis; however, retrospective application in all prior periods presented in the annual financial statements is permitted. The adoption of ASU 2023-09 is not expected to have a material effect on the Company’s consolidated financial statements.
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires disaggregated information for specified categories of expenses, including inventory purchases, employee compensation, depreciation, amortization and depletion, to be presented in certain expense captions on the face of the income statement. The new standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued after the effective date, or retrospectively to all prior periods presented. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. Cash, cash equivalents and restricted cash
Our restricted cash balance was $213 million and $192 million as of March 31, 2025 and December 31, 2024, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings, Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. Refer to Note 15—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of March 31, 2025, December 31, 2024 and March 31, 2024:

	March 31, 2025	December 31, 2024	March 31, 2024
Cash and cash equivalents	$1,056,547	$1,209,226	$1,291,962
Restricted cash	212,746	192,356	193,533
Total cash, cash equivalents and restricted cash	$1,269,293	$1,401,582	$1,485,495
5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the three months ended March 31, 2025 and 2024 were as follows:

	Three Months Ended March 31,
	2025	2024
Net book value at beginning of period	$58,575,672	$57,091,166
Additions	1,493,615	1,013,055
Depreciation	(651,888)	(625,549)
Disposals and transfers to held for sale	(457,261)	(808,102)
Transfers to/from investment in finance leases, net/inventory	(74,487)	(157,565)
Recoveries related to Ukraine Conflict	—	26,909
Impairments (Note 19)	(3,240)	(2,670)
Net book value at end of period	$58,882,411	$56,537,244

Accumulated depreciation and impairment as of March 31, 2025 and 2024, respectively:	$(15,733,861)	$(14,078,305)
6. Investment in finance leases, net
Components of investment in finance leases, net as of March 31, 2025 and December 31, 2024 were as follows:

	March 31, 2025	December 31, 2024
Future minimum lease payments to be received, net	$1,151,059	$1,189,932
Estimated residual values of leased flight equipment	575,036	516,550
Less: Unearned income	(472,856)	(487,729)
Less: Allowance for credit losses (Note 21)	(9,955)	(10,168)
	$1,243,284	$1,208,585
During the three months ended March 31, 2025 and 2024, we recognized interest income from investment in finance leases, net of $25 million, included in basic lease rents.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
7. Flight equipment held for sale
As of March 31, 2025, flight equipment with a total net book value of $525 million met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from the lessees of approximately $21 million will be assumed by the buyers of these aircraft upon consummation of the individual sales transactions.
As of December 31, 2024, flight equipment with a total net book value of $466 million met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet.
8. Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Maintenance rights	$1,576,204	$1,669,742
Lease premium, net	424,300	460,251
	$2,000,504	$2,129,993
Movements in maintenance rights during the three months ended March 31, 2025 and 2024 were as follows:

	Three Months Ended March 31,
	2025	2024
Maintenance rights at beginning of period	$1,669,742	$2,099,513
EOL and MR contract maintenance rights expense	(6,811)	(14,345)
MR contract maintenance rights write-off due to maintenance liability release	(1,374)	(18,729)
EOL contract maintenance rights write-off due to cash receipt	(7,849)	(16,224)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(77,504)	(37,214)
Maintenance rights at end of period	$1,576,204	$2,013,001
The following tables present details of lease premium assets and related accumulated amortization as of March 31, 2025 and December 31, 2024:

	March 31, 2025
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$804,699	$(380,399)	$424,300

	December 31, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$907,995	$(447,744)	$460,251
Lease premium assets that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.
During the three months ended March 31, 2025 and 2024, we recorded amortization expense for lease premium assets of $32 million and $42 million, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
9. Other intangibles, net
Other intangibles, net consisted of the following as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Customer relationships, net	$129,588	$134,883
Other intangible assets	4,609	4,783
	$134,197	$139,666
The following tables present details of customer relationships and related accumulated amortization as of March 31, 2025 and December 31, 2024:

	March 31, 2025
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(230,412)	$129,588

	December 31, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(225,117)	$134,883
During the three months ended March 31, 2025 and 2024, we recorded amortization expense for customer relationships of $5 million.
10. Associated companies
As of March 31, 2025 and December 31, 2024, associated companies accounted for under the equity method of accounting consisted of the following:

	% Ownership as of March 31, 2025	March 31, 2025	December 31, 2024
Shannon Engine Support	50.0	$994,095	$958,707
AerDragon Aviation Partners Limited and its Subsidiaries (“AerDragon”)	16.7	87,722	86,669
Other	9.5-39.3	77,601	83,518
		$1,159,418	$1,128,894

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
11. Other assets
Other assets consisted of the following as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Loans receivable, net of allowance for credit losses (a)	$597,115	$595,640
Straight-line rents, prepaid expenses and other	557,328	592,032
Notes receivable, net of allowance for credit losses (b)	388,044	401,989
Lease incentives	128,516	133,660
Inventory	109,631	90,915
Investments	90,799	76,756
Derivative assets (Note 12)	46,977	81,770
Operating lease right of use assets, net	43,693	45,970
Other assets and receivables, net	582,735	583,306
	$2,544,838	$2,602,038

(a)As of March 31, 2025 and December 31, 2024, we had $0.3 million and $0.5 million, respectively, allowance for credit losses on loans receivable. Refer to Note 21—Allowance for credit losses for further details. During the three months ended March 31, 2025 and 2024, we recognized interest income from loans receivable, net of allowance for credit losses of $13 million and $14 million, respectively, included in other income.
(b)As of March 31, 2025 and December 31, 2024, we had $200 million allowance for credit losses on notes receivable. Refer to Note 21—Allowance for credit losses for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, U.S. treasury locks, options and forward contracts.
As of March 31, 2025, we had interest rate contracts outstanding, with underlying variable benchmark interest rates of Secured Overnight Financing Rate (“SOFR” or “Term SOFR”) and U.S. Treasuries.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. We did not have cash collateral from counterparties and had not advanced any cash collateral to counterparties as of March 31, 2025 or December 31, 2024.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any losses to date.
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets.
The following tables present notional amounts and fair values of derivatives outstanding as of March 31, 2025 and December 31, 2024:

	March 31, 2025		December 31, 2024
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting cash flow hedges:
Interest rate contracts	$200,000	$6,480	$852,500	$11,216
Derivative assets designated as accounting cash flow hedges:
Interest rate contracts	$3,699,000	$40,497	$4,475,000	$70,554
Total derivative assets		$46,977		$81,770

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

	March 31, 2025		December 31, 2024
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities designated as accounting cash flow hedges:
Interest rate contracts	$4,755,000	$54,672	$1,655,000	$15,440
Total derivative liabilities		$54,672		$15,440

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments (Continued)
We recorded the following in other comprehensive gain or loss related to derivative financial instruments for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
	2025	2024
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate contracts	$(69,757)	$75,260
Derivative premium and amortization	2,382	2,611
Income tax effect	9,112	(10,673)
Net (loss) gain on derivatives, net of tax	$(58,263)	$67,198
We expect to reclassify approximately $27 million from accumulated other comprehensive income (“AOCI”) as a reduction in interest expense in our Condensed Consolidated Income Statements over the next 12 months.
The following table presents the effects of gains or losses related to derivatives recorded in interest expense in our Condensed Consolidated Income Statements for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
	2025	2024
Derivatives not designated as accounting hedges:
Interest rate contracts	$(4,736)	$(3,243)
Derivatives designated as accounting hedges:
Reclassification of amounts previously recorded within AOCI to interest expense	12,820	30,178
Net gain recognized in interest expense	$8,084	$26,935

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Deferred revenue	$831,366	$829,839
Accounts payable and accrued expenses	478,640	465,665
Accrued interest	397,504	408,106
Derivative liabilities (Note 12)	54,672	15,440
Operating lease liabilities	50,484	55,777
	$1,812,666	$1,774,827
14. Accrued maintenance liability
Movements in accrued maintenance liability during the three months ended March 31, 2025 and 2024 were as follows:

	Three Months Ended March 31,
	2025	2024
Accrued maintenance liability at beginning of period	$3,327,347	$2,863,730
Maintenance payments received	223,184	215,207
Maintenance payments returned	(39,891)	(26,748)
Release to income upon sale	(90,597)	(2,922)
Release to income other than upon sale	(45,528)	(50,407)
Lessor contribution, top-ups and other	(13,310)	(23,720)
Accrued maintenance liability at end of period	$3,361,205	$2,975,140

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt
As of March 31, 2025, the principal amount of our outstanding indebtedness totaled $46.4 billion, which excluded debt issuance costs, debt discounts and debt premium of $250 million, and our undrawn lines of credit were $10.9 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of March 31, 2025, we remained in compliance with the financial covenants across our various debt obligations.
The following table provides a summary of our indebtedness as of March 31, 2025 and December 31, 2024:

	March 31, 2025						December 31, 2024
Debt obligation	Collateral (number of aircraft and helicopters)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
AerCap Trust (b) & AICDC (c) Notes		$30,650,000	$—	$30,650,000	4.01%	2025-2041	$29,950,000
Revolving credit facilities (d)		9,450,000	9,275,000	175,000	5.87%	2027-2028	25,000
Other unsecured debt		4,775,000	—	4,775,000	5.57%	2026-2029	4,775,000
TOTAL UNSECURED		$44,875,000	$9,275,000	$35,600,000			$34,750,000
Secured
Export credit facilities (e)	37	940,461	—	940,461	3.01%	2026-2036	974,269
Institutional secured term loans & secured portfolio loans (f)	201	6,359,273	—	6,359,273	5.37%	2025-2034	6,238,520
AerFunding Revolving Credit Facility	26	2,250,000	1,260,681	989,319	6.02%	2029	1,010,699
Other secured debt (g)	10	627,360	329,465	297,895	5.56%	2026-2041	313,651
Fair value adjustment		—	—	260			356
TOTAL SECURED		$10,177,094	$1,590,146	$8,587,208			$8,537,495
Subordinated
Subordinated Notes		2,250,000	—	2,250,000	6.52%	2045-2065	2,250,000
TOTAL SUBORDINATED		$2,250,000	$—	$2,250,000			$2,250,000
Debt issuance costs, debt discounts and debt premium				(249,838)			(242,984)
	274	$57,302,094	$10,865,146	$46,187,370			$45,294,511

(a)The weighted average interest rate for our floating rate debt of $11.2 billion is calculated based on the applicable U.S. dollar SOFR rate, as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(b)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”).
(c)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”).
(d)Asia Revolver and Citi Revolvers (the “Revolving credit facilities”).
(e)An additional $0.8 billion of commitment has been approved by the Export Credit Agencies, subject to customary conditions at drawdown.
(f)In addition to the 201 aircraft, 13 engines are pledged as collateral.
(g)In addition to the ten aircraft, 74 engines are pledged as collateral.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025. The material changes to our indebtedness since the filing of that report, except for scheduled repayments, are described below.
AerCap Trust & AICDC Notes
In January 2025, AerCap Trust and AICDC co-issued $750 million aggregate principal amount of 4.875% Senior Notes due 2028 and $750 million aggregate principal amount of 5.375% Senior Notes due 2031.
2056 AGAT/AICDC Junior Subordinated Notes
In April 2025, AerCap Trust and AICDC co-issued $500 million aggregate principal amount of fixed-rate reset junior subordinated notes due 2056 (the “2056 AGAT/AICDC Junior Subordinated Notes”). The 2056 AGAT/AICDC Junior Subordinated Notes currently bear interest at a fixed interest rate of 6.500% and, from January 31, 2031 (the “First Reset Date”), will bear interest at a rate equal to the five-year U.S. Treasury Rate plus 2.441%, to be reset on each subsequent five-year anniversary.
2045 Junior Subordinated Notes
In April 2025, AerCap Trust issued a notice of redemption for all $500 million of the 6.500% fixed-to-floating rate junior subordinated notes due 2045 (the “2045 Junior Subordinated Notes”), which will be redeemed on June 16, 2025.
Other unsecured debt
In April 2025, we prepaid an $850 million unsecured term loan with a maturity of April 2026. We simultaneously amended and extended another unsecured facility. The facility was upsized from $545 million to $1.5 billion and the maturity date was extended from March 2026 to January 2029.
16. Income taxes
Our effective tax rate was 15.5% for the three months ended March 31, 2025, and 14.3% for the three months ended March 31, 2024.
During the three months ended March 31, 2024, our income tax expense was reduced by $8 million in respect of a non-recurring tax deduction from a prior period that became available during the three months ended March 31, 2024.
The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full-year rate. Excluding any discrete items, our effective tax rate for the full-year 2025 is expected to be 15.5%.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Equity
Share repurchase programs
The following table presents our share repurchase programs approved by our Board of Directors from January 1, 2023 through March 31, 2025:

Program approval date	Program end date	Authorized amount ($)	Program completion date
March 2023	September 30, 2023	500,000	March 13, 2023
April 2023	September 30, 2023	500,000	September 14, 2023
July 2023	December 31, 2023	500,000	September 14, 2023
September 2023	December 31, 2023	650,000	November 16, 2023
October 2023	March 31, 2024	500,000	January 12, 2024
December 2023	March 31, 2024	250,000	March 8, 2024
February 2024	September 30, 2024	500,000	August 5, 2024
May 2024	December 31, 2024	500,000	November 14, 2024
September 2024	December 31, 2025	500,000	March 7, 2025
February 2025	December 31, 2025	1,000,000	Not yet completed
During the three months ended March 31, 2025, we repurchased 5.7 million of our ordinary shares under our share repurchase program at an average price of $97.93 per ordinary share.
During the three months ended March 31, 2025, we cancelled 8.5 million ordinary shares which were acquired through the share repurchase programs in accordance with authorizations obtained from the Company’s shareholders.
Between April 1, 2025 and April 25, 2025, we repurchased 4.7 million of our ordinary shares under our share repurchase program at an average price of $94.03 per ordinary share.
In April 2025, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $500 million of AerCap ordinary shares through December 31, 2025. Refer to Note 27—Subsequent events for further details.
Dividends on ordinary shares
In May 2024, we adopted a dividend policy pursuant to which we intend to pay quarterly cash dividends on our ordinary shares in an aggregate annual amount of approximately $200 million, or approximately $50 million per quarter, subject to quarterly approval by our Board of Directors. We expect to pay a cash dividend on a quarterly basis going forward, subject to the Board’s consideration of, among other things, market conditions and our financial performance and cash flows.
In February 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, with a payment date of April 3, 2025, to shareholders of record as of the close of business on March 12, 2025.
In April 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, with a payment date of June 5, 2025, to shareholders of record as of the close of business on May 14, 2025.
18. Other income
Other income consisted of the following for the three months ended March 31, 2025, and 2024:

	Three Months Ended March 31,
	2025	2024
Interest and other income	$92,260	$84,047
Management fees	12,302	9,370
	$104,562	$93,417

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Asset impairment
Our long-lived assets include flight equipment held for operating lease and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. We perform event-driven impairment assessments of our flight equipment held for operating lease each quarter.
During the three months ended March 31, 2025 and 2024, we recognized impairment charges of $3 million in each period. For all periods mentioned, the impairment charges related to lease terminations and sales transactions which were fully offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
20. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
	2025	2024
Personnel expenses	$50,216	$54,501
Share-based compensation	27,256	25,378
Travel expenses	8,943	8,424
Professional services	8,498	10,773
Office expenses	7,420	7,811
Other expenses	10,768	12,405
	$113,101	$119,292
21. Allowance for credit losses
Movements in the allowance for credit losses during the three months ended March 31, 2025 and 2024 were as follows:

	Three Months Ended March 31,
	2025				2024
	Investment in finance leases	Notes receivable	Loans receivable	Total	Total
Allowance for credit losses at beginning of period	$10,168	$200,343	$478	$210,989	$33,887
Current period decrease in provision for expected credit losses	(213)	(11)	(227)	(451)	(219)
Allowance for credit losses at end of period	$9,955	$200,332	$251	$210,538	$33,668

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
22. Earnings per share
Basic Earnings Per Share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 4,707,440 and 4,503,640 shares of unvested restricted stock as of March 31, 2025 and 2024, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 15,702 for the three months ended March 31, 2025, because the effect of including those shares in the calculation would have been anti-dilutive. No shares were excluded from diluted shares outstanding for the three months ended March 31, 2024.
The computations of basic and diluted EPS for the three months ended March 31, 2025 and 2024 were as follows:

	Three Months Ended March 31,
	2025	2024
Net income for the computation of basic EPS	$642,860	$604,214
Weighted average ordinary shares outstanding—basic	179,521,844	195,773,846
Basic EPS	$3.58	$3.09

	Three Months Ended March 31,
	2025	2024
Net income for the computation of diluted EPS	$642,860	$604,214
Weighted average ordinary shares outstanding—diluted	184,605,431	200,085,734
Diluted EPS	$3.48	$3.02
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of March 31, 2025 and December 31, 2024 were as follows:

	March 31, 2025	December 31, 2024
	Number of ordinary shares
Ordinary shares issued	196,043,739	204,543,739
Treasury shares	(14,769,733)	(17,760,514)
Ordinary shares outstanding	181,274,006	186,783,225
Shares of unvested restricted stock	(4,707,440)	(5,072,382)
Ordinary shares outstanding, excluding shares of unvested restricted stock	176,566,566	181,710,843

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

23. Variable interest entities
We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all of the VIE’s activities, or being the sole shareholder of the VIE.
During the three months ended March 31, 2025, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of March 31, 2025 and December 31, 2024, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs.
We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, absorb the majority of the risks and rewards of these entities and guarantee the activities of these entities.
The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 15—Debt.
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing flight equipment and obtaining financing secured by such flight equipment. The secured debt is guaranteed by the European, Canadian and Brazilian ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances.
AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of March 31, 2025, AerFunding had $1.0 billion outstanding under a secured revolving credit facility and $2.1 billion of AerFunding Class E-1 Notes outstanding due to us.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Variable interest entities (Continued)
Non-consolidated VIEs
Non-consolidated VIEs are investments in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in non-consolidated VIEs under the equity method of accounting.
The following table presents our maximum exposure to loss in non-consolidated VIEs as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Carrying value of debt and equity investments	$113,689	$112,193
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value.
Other variable interest entities
We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Related party transactions
Equity Method Investments
SES
SES is a 50% joint venture between AerCap and Safran Aircraft Engines. During the three months ended March 31, 2025 and 2024, we recognized lease rental income from SES of $47 million and $32 million, respectively.
Other related parties
Other related parties include our associated companies as detailed in Note 10—Associated companies. The following table presents amounts received from other related parties for management fees and dividends for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
	2025	2024
Management fees and other	$4,237	$4,322
Dividends	7,899	3,540
Contributions	(544)	(653)
	$11,592	$7,209
Einn Volant Aircraft Leasing Holdings Ltd. (“EVAL”)
During the year ended December 31, 2024, AerCap entered into a portfolio sale agreement for 16 engines with EVAL. As of December 31, 2024, 14 of the engine sales had been completed. The remaining sales were completed in January 2025.
25. Commitments and contingencies
Flight equipment on order
As of March 31, 2025, we had commitments to purchase 283 new aircraft scheduled for delivery through 2030. These commitments are primarily based upon purchase agreements with Boeing, Airbus and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of March 31, 2025, we also had commitments to purchase 52 engines for delivery through 2027 and 21 new helicopters for delivery through 2026.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Commitments and contingencies (Continued)
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the flight equipment manufacturers. Movements in prepayments on flight equipment during the three months ended March 31, 2025 and 2024 were as follows:

	Three Months Ended March 31,
	2025	2024
Prepayments on flight equipment at beginning of period	$3,460,296	$3,576,187
Prepayments and additions during the period, net	1,151,996	923,694
Interest paid and capitalized during the period	35,697	26,864
Prepayments and capitalized interest applied to the purchase of flight equipment	(171,949)	(297,593)
Prepayments on flight equipment at end of period	$4,476,040	$4,229,152
Legal proceedings
General
In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.
Contingent and possessed insurance policy litigation and operator insurance and reinsurance policies litigation
On June 9, 2022, AerCap Ireland Limited (“AerCap Ireland”) (as representative claimant on its own behalf and on behalf of all other insureds under its contingent and possessed insurance policy (the “C&P Policy”)) commenced a claim in the Commercial Court in London, England against the insurers under its C&P Policy in respect of aircraft and spare engines owned by AerCap Ireland and its affiliates (including spare engines owned and managed by a related party) and three managed aircraft, all formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine. The trial commenced in October 2024 and concluded in February 2025 and a decision is expected during 2025. During the fourth quarter of 2024, we entered into settlements with certain of the insurers under our C&P Policy. Following those settlements, as of March 31, 2025 the claim against the remaining insurers under the “Aircraft Hull and Spares and Equipment” Coverage section of the C&P Policy was approximately $1.8 billion plus interest and the alternative claim against the remaining insurers under the Aviation “War and Allied Perils” Coverage section of its C&P Policy was approximately $1.0 billion plus interest. We continue to have settlement discussions with some of the remaining insurers under our C&P Policy; however, it is uncertain whether any of these discussions will result in the conclusion of any further insurance settlement, and if so, in what aggregate amount.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Commitments and contingencies (Continued)
In parallel with the C&P Policy claim, in 2023 and 2024 AerCap Ireland and certain affiliates of AerCap Ireland commenced claims in the Commercial Court in London, England against various Russian insurers under the Russian airlines’ insurance policies (the “Operator Insurance Policies”) and against various reinsurers under reinsurance policies of the Russian airlines’ insurance policies (the “Operator Reinsurance Policies”) in respect of the aircraft and engines formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine (the “Operator Reinsurance Proceedings”). In March 2024, the Commercial Court in London rejected the challenge to its jurisdiction brought by certain reinsurers in respect of the claims under the Operator Reinsurance Policies. As of March 31, 2025, the claims of AerCap Ireland and its affiliates in the Operator Reinsurance Proceedings were for an aggregate amount of approximately $1.5 billion plus interest against the “All Risks” reinsurers under the Operator Reinsurance Policies, and in the alternative, for an aggregate amount of approximately $1.5 billion plus interest against the “War Risks” reinsurers under the Operator Reinsurance Policies. Insurance settlement discussions remain ongoing with respect to several of our claims under the Operator Reinsurance Proceedings. However, it is uncertain whether any of these discussions will result in any insurance settlement or receipt of insurance settlement proceeds and, if so, in what amount. In particular, it remains uncertain whether the necessary approvals and funding to complete any such further insurance settlements can be obtained.
We intend to continue to vigorously pursue our claims under the C&P Policy and the Operator Reinsurance Proceedings. However, the collection, timing and amount of any potential recoveries are uncertain and we have not recognized any claim receivables as of March 31, 2025.
VASP litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. Following VASP’s defaults on its lease obligations in 1992, we repossessed our aircraft and engines. VASP challenged this and, in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession. Since then, we have defended this case in the Brazilian courts through various motions and appeals. In 2017, a Brazilian court decided that VASP had suffered no damages as a result of the contested repossession of our equipment. VASP’s subsequent appeals have been denied to date. A further appeal by VASP remains pending. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevailed on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

26. Fair value measurements
The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:
Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.
Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost-benefit analysis. Inputs may include our own data.
Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
Assets and liabilities measured at fair value on a recurring basis
As of March 31, 2025 and December 31, 2024, our derivative portfolio consisted of interest rate derivatives. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2. As of March 31, 2025 and December 31, 2024, we held investments at fair value of $90 million and $75 million, respectively. The valuation of these investments was primarily classified as Level 1, based on quoted market price.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Fair value measurements (Continued)
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of March 31, 2025 and December 31, 2024:

	March 31, 2025
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$46,977	$—	$46,977	$—
Investments, at fair value	89,620	89,620	—	—

Liabilities
Derivative liabilities	$54,672	$—	$54,672	$—

	December 31, 2024
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$81,770	$—	$81,770	$—
Investments, at fair value	75,496	75,496	—	—

Liabilities
Derivative liabilities	$15,440	$—	$15,440	$—
Assets and liabilities measured at fair value on a non-recurring basis
We measure the fair value of our flight equipment and certain definite-lived intangible assets on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.
Additional details of recoverability assessments performed on our flight equipment and certain definite-lived intangible assets are described in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025.
Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of flight equipment and definite-lived intangible assets are classified as Level 3 valuations.
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the flight equipment’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Fair value measurements (Continued)
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the flight equipment type, age, and the airframe and engine configuration of the flight equipment. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the flight equipment at the time of re-lease and are assumed through the estimated holding period of the flight equipment. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future disassembly of flight equipment for the sale of its parts (“part-out”) of individual flight equipment has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on flight equipment type. In situations where the flight equipment will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the flight equipment type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate and the non-contractual cash flows. The discount rate is affected by movements in the flight equipment funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The non-contractual cash flows represent management’s estimate of the non-contractual cash flows over the remaining life of the flight equipment. An increase in the discount rate would decrease the fair value measurement of the flight equipment, while an increase in the estimated non-contractual cash flows would increase the fair value measurement of the flight equipment.
Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2).

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Fair value measurements (Continued)
As of March 31, 2025 and December 31, 2024, we held investments at fair value of $90 million and $75 million, respectively. The valuation of these investments were primarily classified as Level 1, based on quoted market price.
As of March 31, 2025 and December 31, 2024, loans receivable carried at amortized cost had estimated fair values of $632 million and $625 million, respectively, and were classified as Level 3.
As of March 31, 2025 and December 31, 2024, notes receivable carried at amortized cost had estimated fair values of $388 million and $402 million, respectively, and were classified as Level 3.
All of our financial instruments are carried at amortized cost, other than our derivatives and investments which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of March 31, 2025 and December 31, 2024 were as follows:

	March 31, 2025
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,056,547		$1,056,547	$1,056,547	$—	$—
Restricted cash	212,746		212,746	212,746	—	—
Loans receivable	597,115		631,745	—	—	631,745
Notes receivable	388,044		388,044	—	—	388,044
Derivative assets	46,977		46,977	—	46,977	—
Investments, at fair value	89,620		89,620	89,620	—	—
	$2,391,049		$2,425,679	$1,358,913	$46,977	$1,019,789
Liabilities
Debt	$46,437,208	(a)	$45,004,171	$—	$45,004,171	$—
Derivative liabilities	54,672		54,672	—	54,672	—
	$46,491,880		$45,058,843	$—	$45,058,843	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2024
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,209,226		$1,209,226	$1,209,226	$—	$—
Restricted cash	192,356		192,356	192,356	—	—
Loans receivable	595,640		625,191	—	—	625,191
Notes receivable	401,989		401,989	—	—	401,989
Derivative assets	81,770		81,770	—	81,770	—
Investments, at fair value	75,496		75,496	75,496	—	—
	$2,556,477		$2,586,028	$1,477,078	$81,770	$1,027,180
Liabilities
Debt	$45,537,495	(a)	$43,770,740	$—	$43,770,740	$—
Derivative liabilities	15,440		15,440	—	15,440	—
	$45,552,935		$43,786,180	$—	$43,786,180	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Subsequent events
2056 AGAT/AICDC Junior Subordinated Notes
In April 2025, AerCap Trust and AICDC co-issued $500 million aggregate principal amount of fixed-rate reset junior subordinated notes due 2056. The 2056 AGAT/AICDC Junior Subordinated Notes currently bear interest at a fixed interest rate of 6.500% and from the First Reset Date will bear interest at a rate equal to the five-year U.S. Treasury Rate plus 2.441%, to be reset on each subsequent five-year anniversary.
2045 Junior Subordinated Notes
In April 2025, AerCap Trust issued a notice of redemption for all $500 million of the 2045 Junior Subordinated Notes, which will be redeemed on June 16, 2025.
Other unsecured debt
In April 2025, we prepaid an $850 million unsecured term loan with a maturity of April 2026. We simultaneously amended and extended another unsecured facility. The facility was upsized from $545 million to $1.5 billion and the maturity date was extended from March 2026 to January 2029.
Share repurchase program
In April 2025, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $500 million of AerCap ordinary shares through December 31, 2025. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of ordinary shares to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Special note about forward-looking statements
This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:
•the availability of capital to us and to our customers and changes in interest rates;
•the ability of our lessees and potential lessees to make lease payments to us;
•our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses;
•changes in the overall demand for commercial aviation leasing and aviation asset management services;
•the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows;
•the effects of terrorist attacks on the aviation industry and on our operations;
•the economic condition of the global airline and cargo industry and economic and political conditions;
•the impact of hostilities in the Middle East, or any escalation thereof, on the aviation industry or our business;
•trade tensions, including U.S. tariffs and retaliatory measures by China and other countries, and the resulting geopolitical uncertainty;
•development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;
•a downgrade in any of our credit ratings;
•competitive pressures within the industry;
•regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes;
•disruptions and security breaches affecting our information systems or the information systems of our third-party providers; and
•the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward-looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Flight equipment portfolio
We are the industry leader across all areas of aviation leasing with a portfolio consisting of 3,508 aircraft, engines (including engines owned and managed by our SES joint venture) and helicopters that were owned, on order or managed as of March 31, 2025. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, expertise and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. During the three months ended March 31, 2025, we executed 203 aviation asset transactions.
The following table presents our flight equipment portfolio by type as of March 31, 2025:

Type	Number of owned assets	% Net Book Value	Number of managed assets (b)	Number of assets on order	Total assets owned, managed and on order
Passenger Aircraft	1,445	83%	172	283	1,900
Airbus A220 Family	19	1%	6	—	25
Airbus A320neo Family	421	31%	24	135	580
Airbus A320 Family	377	7%	56	—	433
Airbus A330neo Family	12	2%	2	—	14
Airbus A330	45	1%	8	—	53
Airbus A350	41	7%	6	—	47
Boeing 737 MAX	68	5%	8	113	189
Boeing 737NG	224	7%	60	—	284
Boeing 777-200ER / 300-ER	45	3%	1	—	46
Boeing 787	111	18%	1	15	127
Embraer E190 / E195 / E2	59	1%	—	15	74
Other (a)	23	—	—	5	28
Freighter Aircraft	81	3%	5	—	86
Airbus A321	6	—	—	—	6
Boeing 737	58	2%	5	—	63
Boeing 767 / 777	17	1%	—	—	17
Engines	470	9%	669	52	1,191
Helicopters	310	5%	—	21	331
Total	2,306	100%	846	356	3,508

(a)Other includes 23 owned aircraft (including five Embraer E170/175 aircraft; five Boeing 767 aircraft and 13 ATR and De Havilland Canada DHC-8-400 aircraft) and five regional jet aircraft on order.
(b)Number of managed engines includes SES owned and managed engines as of March 31, 2025. In addition, SES had 120 engines on order as of March 31, 2025.

Aircraft portfolio
As of March 31, 2025, we owned 1,526 aircraft and we managed 177 aircraft. As of March 31, 2025, we had commitments to purchase 283 new aircraft scheduled for delivery through 2030. As of March 31, 2025, the weighted average age of our 1,526 owned aircraft fleet, weighted by net book value, was 7.5 years. As of March 31, 2025, 1,510 of our 1,526 owned aircraft were on lease and 16 aircraft were off-lease. As of April 25, 2025, of the 16 aircraft, 12 were re-leased or under commitments for re-lease, three aircraft were designated for sale or part-out and one aircraft was being marketed for re-lease. The aircraft which were designated for sale or part-out or marketed for re-lease represented less than 1% of the aggregate net book value of our fleet. During the three months ended March 31, 2025, our owned aircraft utilization rate was 99%, calculated based on the number of days each aircraft was on lease, weighted by the net book value of the aircraft. Approximately 1% of our owned aircraft were undergoing or designated for cargo conversion during the three months ended March 31, 2025 and were therefore not calculated as utilized.
During the three months ended March 31, 2025, we had the following activity related to aircraft:

	Held for operating leases	Investment in finance leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,420	101	22	1,543
Aircraft purchases	13	—	—	13
Aircraft reclassified to held for sale	(9)	—	9	—
Aircraft sold or designated for part-out (a)	(11)	(5)	(14)	(30)
Aircraft reclassified to/from investment in finance leases, net	(5)	5	—	—
Number of owned aircraft at end of period	1,408	101	17	1,526

(a)Includes two aircraft that were reclassified to inventory and a total loss.
Critical accounting estimates
There have been no significant changes to our critical accounting estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025.

Comparative results of operations
Results of operations for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024

	Three Months Ended March 31,		Increase/ (Decrease)
	2025	2024
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$1,649,061	$1,585,631	$63,430
Maintenance rents and other receipts	146,491	179,460	(32,969)
Total lease revenue	1,795,552	1,765,091	30,461
Net gain on sale of assets	176,918	159,580	17,338
Other income	104,562	93,417	11,145
Total Revenues and other income	2,077,032	2,018,088	58,944
Expenses
Depreciation and amortization	659,735	633,478	26,257
Net recoveries related to Ukraine Conflict	—	(22,749)	22,749
Asset impairment	3,240	2,670	570
Interest expense	502,860	491,515	11,345
Loss on debt extinguishment	—	12	(12)
Leasing expenses	80,745	148,614	(67,869)
Selling, general and administrative expenses	113,101	119,292	(6,191)
Total Expenses	1,359,681	1,372,832	(13,151)
(Loss) gain on investments at fair value	(1,395)	13,523	(14,918)
Income before income taxes and income of investments accounted for under the equity method	715,956	658,779	57,177
Income tax expense	(110,973)	(94,109)	(16,864)
Equity in net earnings of investments accounted for under the equity method	37,878	39,540	(1,662)
Net income	$642,861	$604,210	$38,651
Net (income) loss attributable to non-controlling interest	(1)	4	(5)
Net income attributable to AerCap Holdings N.V.	$642,860	$604,214	$38,646
Basic lease rents. The increase in basic lease rents of $63 million, or 4%, was attributable to:
•the acquisition of assets between January 1, 2024 and March 31, 2025, with an aggregate net book value of $8 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $160 million;
partially offset by
•the sale of assets between January 1, 2024 and March 31, 2025 with an aggregate net book value of $2.4 billion on their respective sale dates, resulting in a decrease in basic lease rents of $55 million; and
•a decrease in basic lease rents of $42 million primarily due to lower power-by-the-hour (“PBH”) rent, redeliveries, lease terminations and lease extensions at lower rates. The accounting for extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period.

Maintenance rents and other receipts. The decrease in maintenance rents and other receipts of $33 million, or 18%, was primarily due to a decrease in EOL compensation and other receipts.
Net gain on sale of assets. The increase in net gain on sale of assets of $17 million was primarily due to the composition of asset sales in the current strong sales market. During the three months ended March 31, 2025, we sold 35 assets for sale proceeds of $683 million and during the three months ended March 31, 2024, we sold 43 assets for sale proceeds of $920 million.
Other income. The increase in other income of $11 million was primarily driven by higher proceeds from unsecured claims recognized during the three months ended March 31, 2025 compared to the three months ended March 31, 2024.
Depreciation and amortization. The increase in depreciation and amortization of $26 million, or 4%, was primarily due to a higher average lease assets balance during the three months ended March 31, 2025 compared to the three months ended March 31, 2024.
Interest expense. The increase in interest expense of $11 million, or 2%, was primarily attributable to:
•a $13 million increase in interest expense due to an increase in the average cost of debt for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The average cost of debt, excluding the effect of mark-to-market movements on interest rate derivatives, debt issuance costs, upfront fees and other impacts, was 4.1% during the three months ended March 31, 2025, compared to 3.9% during the three months ended March 31, 2024. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt; and
•a $2 million increase in interest expense attributable to mark-to-market movement on interest rate derivatives. For the three months ended March 31, 2025, we recognized a loss of $5 million related to mark-to-market movements on interest rate derivatives, compared to a loss of $3 million recognized during the three months ended March 31, 2024.
partially offset by
•a decrease in the average outstanding debt balance from $46.5 billion during the three months ended March 31, 2024, to $46.2 billion during the three months ended March 31, 2025, resulting in a $4 million decrease in interest expense.

Leasing expenses. The decrease in leasing expenses of $68 million, or 46%, was primarily due to $50 million of lower expenses related to transition costs and other leasing expenses, $10 million of lower maintenance rights asset amortization and $8 million of lower lessor maintenance contributions.
Selling, general and administrative expenses. The decrease in selling, general and administrative expenses of $6 million, or 5%, was primarily due to lower personnel expenses and professional services expenses.
Income tax expense. The effective tax rate was 15.5% and 14.3% for the three months ended March 31, 2025 and 2024, respectively.
The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full-year rate.
Equity in net earnings of investments accounted for under the equity method. The decrease in equity in net earnings of investments accounted for under the equity method of $2 million was primarily driven by lower earnings from our investments.

Liquidity and capital resources
The following table presents our consolidated cash flows for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
	2025	2024
	(U.S. Dollars in millions)
Net cash provided by operating activities	$1,335	$1,376
Net cash used in investing activities	(2,005)	(842)
Net cash provided by (used in) financing activities	535	(873)
Cash flows provided by operating activities. During the three months ended March 31, 2025, our net cash provided by operating activities of $1.3 billion was the result of net income of $643 million, adjustments of non-cash items to net income of $781 million consisting primarily of depreciation, amortization, asset impairment, share-based compensation and deferred tax expense, collections of finance leases of $83 million and the net change in operating assets and liabilities of $5 million, partially offset by the classification of net gain on sale of assets of $177 million to investing activities. During the three months ended March 31, 2024, our net cash provided by operating activities of $1.4 billion was the result of net income of $604 million, adjustments of non-cash items to net income of $772 million consisting primarily of depreciation, amortization, asset impairment, share-based compensation and deferred tax expense, collections of finance leases of $116 million and the net change in operating assets and liabilities of $65 million, partially offset by the classification of net gain on sale of assets and net recoveries related to Ukraine Conflict of $182 million to investing activities.
Cash flows used in investing activities. During the three months ended March 31, 2025, our net cash used in investing activities of $2.0 billion primarily consisted of cash used for the purchase of and prepayments on flight equipment and other assets of $2.5 billion, partially offset by cash provided by asset sales of $520 million. During the three months ended March 31, 2024, our net cash used in investing activities of $842 million primarily consisted of cash used for the purchase of and prepayments on flight equipment and other assets of $1.6 billion, partially offset by cash provided by asset sales of $768 million.
Cash flows provided by (used in) financing activities. During the three months ended March 31, 2025, our net cash provided by financing activities of $535 million primarily consisted of new financing proceeds, net of cash used for debt repayments, debt issuance and extinguishment costs of $880 million and net cash provided by maintenance payments and security deposits received of $223 million, partially offset by cash used for the repurchase of shares, payments of tax withholdings on share-based compensation and dividends paid on ordinary shares of $568 million. During the three months ended March 31, 2024, our net cash used in financing activities of $873 million primarily consisted of cash used for debt repayments, debt issuance and extinguishment costs, net of new financing proceeds and debt premium received of $774 million, cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $348 million, partially offset by net cash provided by maintenance payments and security deposits received of $249 million.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for flight equipment on delivery. As of March 31, 2025, we had commitments to purchase 283 new aircraft scheduled for delivery through 2030. We also had commitments to purchase 52 engines and 21 helicopters through 2027.
As of March 31, 2025, our cash balance was $1.3 billion, including unrestricted cash of $1.1 billion, and we had $10.9 billion of undrawn lines of credit available under our revolving credit facilities and term loan facilities. As of March 31, 2025, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from estimated asset sales and other sources of funding, was $15 billion and, including estimated operating cash flows for the next 12 months, our total sources of liquidity were $20 billion. As of March 31, 2025, our total sources of liquidity were sufficient to operate our business and cover approximately 1.8x of our debt maturities and contracted capital requirements for the next 12 months. As of March 31, 2025, the principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $250 million, totaled $46.4 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)— Note 15—Debt.”
In order to satisfy our contractual purchase obligations, we expect to source new debt financing through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.

In the longer term, we expect to fund the growth of our business, including acquiring flight equipment, through internally generated cash flows, the incurrence of new debt, the refinancing of existing debt and other capital-raising initiatives.
During the three months ended March 31, 2025, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate derivatives, debt issuance fees, upfront fees and other impacts, was 4.1%. As of March 31, 2025, our adjusted debt to equity ratio was 2.4 to 1. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of March 31, 2025 and December 31, 2024.
Contractual obligations
Our estimated future obligations as of March 31, 2025 include both current and long-term obligations. Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase flight equipment and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of March 31, 2025:

	2025 - remaining	2026	2027	2028	2029	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$2,850.0	$6,644.5	$5,855.5	$7,250.0	$2,600.0	$10,400.0	$35,600.0
Secured debt facilities	868.3	1,254.4	1,999.9	2,068.5	923.5	1,472.4	8,587.0
Subordinated debt facilities	—	—	—	—	—	2,250.0	2,250.0
Estimated interest payments (a)	1,556.0	1,827.0	1,539.5	1,137.4	797.9	6,161.8	13,019.6
Purchase obligations (b) (c)	3,403.3	5,881.7	3,053.8	1,477.8	508.7	161.0	14,486.3
Operating leases (d)	8.9	12.4	12.5	12.2	10.1	13.3	69.4
Total (e)	$8,686.5	$15,620.0	$12,461.2	$11,945.9	$4,840.2	$20,458.5	$74,012.3

(a)Estimated interest payments for floating rate debt are based on rates as of March 31, 2025 and include the estimated impact of our interest rate swap agreements.
(b)As of March 31, 2025, we had commitments to purchase 283 aircraft, 52 engines and 21 helicopters through 2030. The timing of our purchase obligations is based on current estimates and incorporates expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 25—Commitments and contingencies” for further details on our purchase obligations.
(c)We are also party to a contingent purchase agreement with Airbus for up to 52 additional A320neo Family aircraft currently on order by one of our lessees and scheduled to deliver between 2029 and 2031. Under this agreement, we will purchase these aircraft in the event that the purchase agreement between Airbus and the lessee is terminated, subject to certain conditions. The above table does not reflect this contingent purchase agreement.
(d)Represents contractual payments on our office and facility leases.
(e)The above table does not reflect any dividends we may pay on our ordinary shares.

Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 23—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.
Book value per share
The following table presents our book value per share as of March 31, 2025, December 31, 2024 and March 31, 2024:

	March 31, 2025	December 31, 2024	March 31, 2024
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$17,192	$17,185	$16,956

Ordinary shares issued	196,043,739	204,543,739	215,543,739
Treasury shares	(14,769,733)	(17,760,514)	(17,200,919)
Ordinary shares outstanding	181,274,006	186,783,225	198,342,820
Shares of unvested restricted stock	(4,707,440)	(5,072,382)	(4,503,640)
Ordinary shares outstanding, excluding shares of unvested restricted stock	176,566,566	181,710,843	193,839,180

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$97.37	$94.57	$87.47
Non-GAAP measures and metrics
The following are definitions of our non-GAAP measures and metrics used in this report and a reconciliation of such measures to the most closely related U.S. GAAP measures for the three months ended March 31, 2025. We believe these measures and metrics may further assist investors in their understanding of our performance and the changes and trends related to our earnings. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly-titled measures, metrics and disclosures by other companies.
Adjusted debt to equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt represents consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.

The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
	(U.S. Dollars in millions, except debt/equity ratio)
Debt	$46,187	$45,295
Adjusted for:
Unrestricted cash and cash equivalents	(1,057)	(1,209)
50% equity credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$44,006	$42,961

Equity	$17,192	$17,185
Adjusted for:
50% equity credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$18,317	$18,310

Adjusted debt/equity ratio	2.40 to 1	2.35 to 1

Average cost of debt
Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts, divided by the average debt balance. This measure reflects the impact from changes in the amount of debt and interest rates.

	Three Months Ended March 31,
	2025	2024	Percentage Difference
	(U.S. Dollars in millions)
Interest expense	$503	$492	2%
Adjusted for:
Mark-to-market on interest rate derivatives	(5)	(3)	46%
Debt issuance costs, upfront fees and other impacts	(28)	(31)	(9%)
Interest expense excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts	470	457	3%

Average debt balance	$46,160	$46,536	(1%)

Average cost of debt	4.1%	3.9%	4%

Summarized financial information of issuers and guarantors
AGAT/AICDC Notes
From time to time AerCap Trust and AICDC co-issue senior unsecured notes. In July 2024, AerCap Trust and AICDC co-issued $750 million aggregate principal amount of fixed-rate reset junior subordinated notes due 2055 and, in April 2025, they co-issued $500 million aggregate principal amount of fixed-rate reset junior subordinated notes due 2056 (together, the “AGAT/AICDC Junior Subordinated Notes” and, collectively with their senior unsecured notes, the “AGAT/AICDC Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
Subject to the provisions of the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture”), a Subsidiary Guarantor will be automatically and unconditionally released from its guarantee with respect to a series of AGAT/AICDC Notes under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Subsidiary Guarantor after which such Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the AGAT/AICDC Indenture) or, in the case of the AGAT/AICDC Junior Subordinated Notes, a Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Subsidiary Guarantor; (2) in the case of the senior unsecured notes, the permitted designation of the Subsidiary Guarantor as an Unrestricted Subsidiary as defined in and pursuant to the AGAT/AICDC Indenture; (3) the consolidation, amalgamation or merger of a Subsidiary Guarantor with and into AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Subsidiary Guarantor following the transfer of all of its assets to AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the AGAT/AICDC Indenture, or if the obligations of AerCap Trust and AICDC with respect to such series under the AGAT/AICDC Indenture are discharged.
The guarantee obligations of each Subsidiary Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subsidiary Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other AGAT/AICDC Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable fraudulent conveyance or transfer laws, and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the AGAT/AICDC Guarantors are Irish and Dutch companies, it may be more difficult for holders of the AGAT/AICDC Notes to obtain or enforce judgments against such guarantors.
AICDC and certain AGAT/AICDC Guarantors are holding companies and therefore hold equity interests in directly held subsidiaries, amongst having other trading activities. As a result, AICDC and certain AGAT/AICDC Guarantors could be dependent on dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).

Summarized Combined Financial Information
Summarized financial information (“SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of March 31, 2025 and December 31, 2024, and for the three months ended March 31, 2025. SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
	March 31, 2025	December 31, 2024
	(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$10,002	$10,014
Intercompany receivables	34,158	34,989
Total assets	46,764	47,614

Debt	35,954	35,263
Intercompany payables	3,383	4,585
Total liabilities	42,087	42,536

Three Months Ended
March 31, 2025
(U.S. Dollars in millions)
Total revenues and other income (a)	$891
Total expenses (b)	538
Income before income taxes and loss of investments accounted for under the equity method	353
Net income	427
Net income attributable to AerCap Holdings N.V.	427

(a)Total revenues include interest income from non-obligor entities of $471 million.
(b)Total expenses include interest expense to non-obligor entities of $31 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements and U.S. Treasury rate lock agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 12—Derivative financial instruments,” “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest-earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps and interest rate swaps using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of March 31, 2025. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of Term SOFR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2025 - remaining	2026	2027	2028	2029	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$1,172.5	$603.5	$531.8	$455.8	$198.3	$—	$24.6
Weighted average strike rate	2.9%	3.4%	3.3%	3.3%	3.3%	—

	2025 - remaining	2026	2027	2028	2029	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$6,135.0	$5,267.5	$4,184.6	$1,741.7	$—	$—	$(27.4)
Weighted average pay rate	3.7%	3.9%	3.9%	4.0%	—	—

	2025 - remaining	2026	2027	2028	2029	Thereafter	Fair value
	(U.S. Dollars in millions)
Other financial derivatives
Average notional amounts	$260.0	$—	$—	$—	$—	$—	$(4.9)
Weighted average pay rate	4.1%	—	—	—	—	—

The variable benchmark interest rates associated with these instruments are Term SOFR and U.S. Treasuries.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.
Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. The functional currency for domestic and substantially all foreign operations is the U.S. dollar. Foreign currency transaction gains and losses are not significant to the Company’s operations. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases and helicopter purchase agreements denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
After a sustained period of relatively low inflation rates, rates of inflation increased significantly during the years ended December 31, 2022 and 2023, reaching or exceeding recent historical highs in the United States, the European Union, the United Kingdom, and other countries, before stabilizing during the year ended December 31, 2024. The recent increases in tariffs by the United States, China and other countries and the prospect of reciprocal tariffs by the EU and other global economies may lead to higher inflation in the future. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally multi-year, there may be a lag in our ability to adjust the lease rates for a particular aircraft accordingly. Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 25—Commitments and contingencies” in this report.
Item 1A. Risk Factors
The information presented below updates, and should be read in conjunction with, the risk factors and information disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025. Except as presented below, there have been no material changes in our risk factors since those reported in our Annual Report for the year ended December 31, 2024.
Trade tensions, including U.S. tariffs and retaliatory measures by China and other countries, and the resulting geopolitical and macroeconomic uncertainty could adversely impact our business
Changes in U.S. trade policy, including new or increased tariffs, and responses by other countries to these changes, are creating, and may continue to create, uncertainty in global commerce. For example, on April 2, 2025, President Trump announced new tariffs on the import of non-U.S.-origin goods, and several other countries, including China, responded with retaliatory measures including tariffs on imports of U.S.-origin goods.
These changes in trade policy are creating significant uncertainty, and future tariffs or other measures may create additional uncertainty, which could materially affect our business. In addition, tariffs and other measures could result in material additional costs to our lessees in impacted jurisdictions, which could affect the ability of those lessees to meet their lease obligations to us and could negatively impact the demand for leases or purchases of certain types of flight equipment in impacted jurisdictions. In addition, tariffs levied on countries where our suppliers source their parts and materials could disrupt their operations, which could result in delays in the delivery of our flight equipment on order or increased costs. These tariffs and other measures could be inflationary or cause interest rates to rise, which could negatively impact us, our suppliers and our lessees.
Changes in tariffs and other measures may be announced with little or no advance notice. The adoption and expansion of tariffs and other measures, or other changes in governmental policies related to taxes, tariffs, trade agreements, are difficult to predict, which makes attendant risks difficult to anticipate and mitigate. Changes in tariffs and other measures announced to date have led to increased geopolitical and macroeconomic uncertainty and volatility in the financial markets.
Any of the foregoing could have a material and adverse effect on our financial condition, cash flows, liquidity and results of operations. Please refer to our Annual Report on Form 20‑F for the year ended December 31, 2024, “Item 3. Key Information—Risk Factors,” in particular pages 9-13 and 17.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
The following table presents repurchases of our ordinary shares made by us during the three months ended March 31, 2025:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. Dollars in millions) (a)
January 2025	1,169,860	$94.72	1,169,860	$198.0
February 2025	513,632	96.60	513,632	1,148.4
March 2025	4,016,349	99.03	4,016,349	750.7
	5,699,841	$97.93	5,699,841	$750.7

(a)For further detail on our share repurchase programs, please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)— Note 17—Equity.
Item 3. Defaults upon Senior Securities
None.

Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.
Item 6. Exhibits
None.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory
Date: April 30, 2025